GOLD COAST SECURITIES, INC.

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2021

OMB APPROVAL

OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8-53148

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING **01/01/21** AND ENDING **12/31/21**

MM/DD/YY        MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Gold Coast Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**275 E. Hillcrest Drive, Suite 225**

(No. and Street)

| **Thousand Oaks** | **CA** | **91360** |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Tae P. Ho** | **(805) 496-3660** | **tho@gcsec.com** |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Farber Hass Hurley LLP**

(Name – if individual, state last, first, and middle name)

| **9301 Oakdale Ave., Ste 230,** | **Chatsworth** | **CA** | **91311** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |
| **10/22/03** | | **223** | |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

### FOR OFFICIAL USE ONLY

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Tae P. Ho _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Gold Coast Securities, Inc. _____, as of 12/31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TOMMY SOBHANPANAH
Notary Public - California
Ventura County
Commission # 2379528
My Comm. Expires Nov 18, 2025

Signature: _____

Title: _____
Chief Executive Officer

Notary Public

## This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# GOLD COAST SECURITIES, INC.
## FINANCIAL STATEMENT INDEX
### December 31, 2021

**Farber Hass Hurley** LLP

| | | |
|---|---|---|
| *Certified Public Accountants* | 9301 Oakdale Avenue, Suite 230 | Telephone: (818) 895-1943 |
| | Chatsworth, CA 91311 | Facsimile: (818) 727-7700 |
| | www.fhhcpas.com | |

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Gold Coast Securities, Inc.

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gold Coast Securities, Inc. as of December 31, 2021, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly in all material respects, the financial position of Gold Coast Securities, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Gold Coast Securities, Inc.'s management. Our responsibility is to express an opinion on Gold Coast Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gold Coast Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Determining Reserve Under Rule 15c3-3, Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3, and Schedule IV, Schedule of Segregation Requirements and Funds have been subjected to audit procedures performed in conjunction with the audit of Gold Coast Securities, Inc.'s financial statements. The supplemental information is the responsibility of Gold Coast Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Farber Hass Hurley LLP*

Farber Hass Hurley LLP

We have served as Gold Coast Securities, Inc.'s auditor since 2001.
Chatsworth, California
March 31, 2022

## GOLD COAST SECURITIES, INC.
## STATEMENT OF FINANCIAL CONDITION
December 31, 2021

### ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 23,808 |
| Deposit with clearing organization | | 25,000 |
| Receivable from broker-dealers and clearing organization | | 83,050 |
| Other receivables | | 7,968 |
| Office furniture and equipment, at cost, less accumulated depreciation of $7,491 | | 5,143 |
| Officer advances | | 35,000 |
| Other assets | | 23,215 |
| Total assets | $ | 203,184 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 45,613 |
| Deferred revenue, net | | 9,229 |
| Total liabilities | | 54,842 |
| | | |
| Commitments and contingent liabilities | | |
| | | |
| Liabilities subordinated to claims of general creditors | | - |
| | | |
| Stockholders' equity: | | |
| Common stock, no par value, Series A voting shares, 200 shares authorized, 102 shares issued and outstanding | | 5,843 |
| Common stock, no par value, Series B non-voting shares, 1,300 shares authorized, 284.66 shares issued and outstanding | | 67,655 |
| Additional paid-in capital | | 17,991 |
| Retained earnings | | 56,853 |
| Total stockholders' equity | | 148,342 |
| Total liabilities and stockholders' equity | $ | 203,184 |

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2021

Revenues:
Commissions

| | | |
|---|---|---|
| Brokerage commissions | $ | 25,262 |
| Distribution fees | | 252,801 |
| Insurance revenue | | 898,390 |
| Trailing commissions and fees | | 312,125 |
| Investment advisory and management fees | | 526,639 |
| Representative monthly fees | | 59,010 |
| Reimbursement income | | 14,779 |
| Miscellaneous income | | 3,982 |
| Interest and dividend income | | 1 |
| | | |
| Total Revenue | | 2,092,989 |
| | | |
| Expenses: | | |
| Commissions | | 1,136,974 |
| Investment advisory and management fee expense | | 445,271 |
| Employee compensation and benefits | | 248,816 |
| Regulatory and insurance expense | | 77,029 |
| Occupancy | | 57,126 |
| Clearing | | 40,406 |
| Legal and professional fees | | 22,328 |
| Communications and data processing | | 6,845 |
| Supplies and printing | | 5,873 |
| Website maintenance and documentation | | 4,979 |
| Bad debt expense | | 3,618 |
| Postage and delivery | | 2,451 |
| Depreciation and amortization | | 2,227 |
| Other | | 8,251 |
| | | |
| Total Expenses | | 2,062,194 |
| | | |
| Income before income tax provision | | 30,795 |
| | | |
| Income tax provision | | 800 |
| | | |
| Net income | $ | 29,995 |

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2021

| | | |
|---|---|---|
| Subordinated borrowings at beginning of year | $ | - |
| Increases: | | - |
| Decreases: | | - |
| Subordinated borrowings at end of year | $ | - |

The accompanying notes are an integral part of these financial statements.

4

# GOLD COAST SECURITIES, INC.
## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
### For the Year Ended December 31, 2021

| | Series A Common Stock | | Series B Common Stock | | Additional Paid-in | Retained | Stockholders' |
| | Shares | Value | Shares | Value | Capital | Earnings | Equity |
|---|---|---|---|---|---|---|---|
| Balance at December 31, 2020 | 102 | $5,843 | 284.66 | $67,655 | $17,991 | $26,858 | $118,347 |
| Net income | - | - | - | - | - | $29,995 | $29,995 |
| Balance at December 31, 2021 | 102 | $5,843 | 284.66 | $67,655 | $17,991 | $56,853 | $148,342 |

The accompanying notes are an integral part of these financial statements.

# GOLD COAST SECURITIES, INC.
## STATEMENT OF CASH FLOWS
### For the Year Ended December 31, 2021

|                                                                 |     | 2021     |
|-----------------------------------------------------------------|-----|----------|
| Cash flows from operating activities:                           |     |          |
| Net income                                                      | $   | 29,995   |
|                                                                 |     |          |
| Adjustments to reconcile net loss to net cash provided by       |     |          |
| (used in) operating activities:                                 |     |          |
| Bad debt expense                                                |     | 3,618    |
| Depreciation and amortization                                   |     | 2,227    |
| Changes in:                                                     |     |          |
| Receivable from broker-dealers and clearing organization        |     | (7,164)  |
| Other assets                                                    |     | 4,760    |
| Officer advances                                                |     | (35,000) |
| Accounts payable and accrued expenses                           |     | 1,382    |
| Deferred revenue, net                                           |     | 7,948    |
|                                                                 |     |          |
| Total adjustments                                               |     | (22,229) |
|                                                                 |     |          |
| Net cash provided by operating activities                       |     | 7,766    |
|                                                                 |     |          |
| Net increase in cash and cash equivalents                       |     | 7,766    |
|                                                                 |     |          |
| Cash and cash equivalents at beginning of year                  |     | 16,042   |
|                                                                 |     |          |
| Cash and cash equivalents at end of year                        | $   | 23,808   |
|                                                                 |     |          |
| Supplemental cash flow disclosures:                             |     |          |
| Income tax payments                                             | $   | 800      |
|                                                                 |     |          |
| Interest payments                                               | $   | -        |

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business**

   Gold Coast Securities, Inc. (a C-corporation) (the "Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware corporation, headquartered in California, and began operations in January 2001.

2. **Significant Accounting Policies**

   *Basis of Presentation*
   The Company is engaged in business as a securities broker-dealer, which comprises several classes of services, including both principal and agency transactions involving retailing corporate equity securities, mutual funds, corporate debt, municipal bonds, and U.S. government securities; selling life insurance and annuities; and providing investment advisory and management services.

   *Use of Estimates*
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   *Cash and Cash Equivalents*
   Cash and cash equivalents include cash on hand and money market accounts. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

   *Property and Equipment*
   Property and equipment are stated at cost. Depreciation has been provided using the straight-line method over the useful lives of the assets, which range from three to seven years.

   *Revenue Recognition*
   In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

2. **Significant Accounting Policies (continued)**

*Revenue Recognition (continued)*
The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable considerations only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expenses, leasing and insurance contracts.

Commissions and Distribution Fees
The Company buys and sells securities on behalf of its customers. When a customer enters into such a transaction, the Company charges or receives a commission. Commissions and related clearing expenses are recorded on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying pricing is agreed upon, and the risk and rewards of ownership have been transferred to the customer.

Trailing Commissions and Fees
The Company incurs distribution costs and receives trailing commissions and fees for the marketing to and servicing of customers who have purchased mutual funds and insurance products. The trailing commissions and fees revenue are variable in nature and generally based on a percentage of the market value of the customers' investment holdings in trail-eligible assets as of a given date. The Company has determined that the trailing commissions and fees are constrained and are only recognized as revenue at a point in time when the trail becomes known (usually monthly or quarterly), which is determined by the contractual terms with the product provider.

Investment Advisory Revenue
The Company charges or receives a management fee in connection with management and investment advisory services performed for customers in managed accounts. The management fee is a percentage of the customer's investment holdings as of a given date (usually end of quarter or end of month), and the performance obligation related to the transfer of services is satisfied over a period of time (usually quarterly or monthly). The revenue from the investment advisory services is recorded when the performance obligation for the period of time covered by the management fee is earned. The unearned portion is recorded as deferred revenue, net of associated fees and expenses.

**2.    Significant Accounting Policies (continued)**

*Income Taxes*
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of depreciation and realization of net operating losses for financial and income tax reporting.  The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.  Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

*Fair Value of Financial Instruments*
Carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate fair values due to the short maturities of such instruments.

*Concentration of Credit Risk*
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and clearing organization accounts receivable.  The Company places substantially all of its cash deposits with one high-quality financial institution.

*Subsequent Events*
The Company evaluated subsequent events through March 31, 2022, the date the financial statements were available to be issued.

**3.    Recently Issued Accounting Standards**

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB.  The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States.  New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

ASUs issued before March 30, 2022 and effective after December 31, 2020 are not expected to have a material effect on the Company's Statement of Financial Condition, Statement of Income, Statement of Changes in Stockholder's Equity, or Statement of Cash Flows.

**4.    Guarantees**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees

**4.    Guarantees (continued)**

as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2021, or during the year then ended.

**5.    Cash Segregated Under Federal and Other Regulations**

Cash of $25,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC on agreements for proprietary accounts of introducing brokers.

**6.    Receivable From and Payable Clearing Organizations**

Amounts receivable from and payable to clearing organizations were as follows for the year ending December 31, 2021:

| *December 31, 2021* | *Receivable* | *Payable* |
|---|---|---|
| Receivable from product sponsors and clearing organization | $    83,050 | $    51 |
| Fees and commissions receivable/payable | 7,968 | 45,562 |
| | $   91,018 | $ 45,613 |

The Company has an agreement to clear substantially all of its proprietary and customer transactions through another broker-dealer (Pershing LLC) on a fully disclosed basis.   Pershing LLC is responsible for handling and monitoring all securities lending activities (collateralized financings) related to securities borrowed and securities loaned transactions.

**7.    Commitments and Contingencies**

The Company has an operating lease for 1,782 square feet of office space in Thousand Oaks, California.   The Company's lease will terminate on November 30, 2022. Current monthly rental payments are approximately $3,800.

7.  **Commitments and Contingencies (continued)**

Future minimum lease payments under the operating lease are as follows:

Year ending December 31,:

| | | |
|---|---|---|
| 2022 | $ | 41,592 |
| | $ | 41,592 |

Lease payments for the year ended December 31, 2021 was $45,934, which is included in occupancy expense.

In February 2016, the FASB issued ASU 2016-02, "Leases," that provides a new accounting guidance related to leases effective January 2019 for terms longer than 12 months. ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right-of-use (ROU) asset and a lease liability on the balance sheet. Since the Company has not entered into any lease obligation greater than 12 months, the Company was not required to record a ROU asset and lease liability.

8.  **Property and Equipment**

Property and equipment consist of the following as of December 31, 2021:

| | | |
|---|---|---|
| Computer, Phone & Equipment | $ | 12,634 |
| Less: Accumulated Depreciation | | (7,491) |
| Total Property and Equipment | $ | 5,143 |

Depreciation expense for the year ended December 31, 2021 was $2,227.

9.  **Major Revenue Concentration**

For the year ended December 31, 2021, variable annuity, mutual fund, and management fee revenue were approximately 40%, 27% and 25%, of total revenue, respectively. The Company expects that most of this revenue will be recurring. In addition, approximately 22% of total revenues were generated from one insurance company. Approximately another 13% of total revenues were generated from one mutual fund company.

9.      **Major Revenue Concentration (continued)**

With respect to clearing organization receivables, such receivables normally arise from fees generated through clearing and execution services performed for the Company's numerous customers. The Company has contractual arrangements with highly-rated broker-dealers, mutual fund companies, and insurance companies as the source of these revenues. As of December 31, 2021, three product providers had balances of approximately 19%, 17%, and 10% of total receivables from Broker-Dealers and Clearing Organization. In addition, the Company's clearing firm had a balance of approximately 11% of total receivables from Broker-Dealers and Clearing Organization.

The Company maintains reserves for potential credit losses, as applicable and such losses, in the aggregate, have not exceeded management's expectations. The Company had a bad debt expense for 2021 of $3,618.

10.     **Income Tax**

The primary timing differences between book and tax expense reporting are depreciation expense and the utilization of the Net Operating Loss (NOL) carryforward. At December 31, 2021, the Company had a state and federal NOL carryforward of approximately $114,000 and $23,000, respectively, which will expire by 2035. As of December 31, 2021 there are no assurances the Company will be able to utilize such losses. As such, the Company has recognized a full allowance for any deferred taxes, and has recognized the minimum state franchise tax of $800, for the year 2021.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accountings Standards Codification (ASC) 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

The Company is generally not subject to federal, state, or local tax examinations by taxing authorities for years before 2018. As of December 31, 2021, no taxing authority has proposed any adjustments to the Company's tax position.

## 11. Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital (i.e., $50,000) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021, the Company's net capital measured $68,007 and its net capital ratio was 0.81 to 1.

## 12. Related Party Transactions

During 2021, the Company provided an officer of the Company an advance of $35,000, which is reported on the Statement of Financial Condition as Officer advances. The advance carries no interest and is due for repayment by December 31, 2022.

## 13. COVID-19

The worldwide outbreak of COVID-19 may lead to an adverse impact on the financial markets and the economy. In the event that such an adverse impact was to occur for a substantial period of time, the operations and financial performance of the Company may be adversely affected. However, the severity of such an event, should it occur, is uncertain and cannot be predicted.

# GOLD COAST SECURITIES, INC.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2021

**Schedule I**

GOLD COAST SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2021

Net capital
| | | |
|---|---:|---:|
| Total stockholders' equity | | $ 148,342 |
| Deduct stockholders' equity not allowable for capital | | - |
| Total stockholders' equity qualified for net capital | | 148,342 |
| Add: | | |
| Subordinated borrowings allowable in computation of net capital | | - |
| Other (deductions) or allowable credits - deferred income taxes payable | | - |
| Total capital and allowable subordinated borrowings | | 148,342 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Office furniture and equipment | 5,143 | |
| Other assets - registered representative receivables, net | 7,968 | |
| Office advance | 35,000 | |
| Receivable from broker-dealers, in excess of related payables | 9,010 | |
| Other assets - prepaid expenses and deposits | 23,214 | 80,335 |
| Net capital before haircuts on securities positions | | 68,007 |
| Haircuts on securities positions | | - |
| Net capital per audited financial statements | | $ 68,007 |

Aggregate indebtedness
| | | |
|---|---:|---:|
| Items included in statement of financial condition: | | |
| Accounts payable, accrued expenses, and deferred revenue, net, | | $ 54,842 |
| Items not included in statement of financial condition | | - |
| Total aggregate indebtedness (AI) | | $ 54,842 |

Computation of basic net capital requirement
| | | |
|---|---:|---:|
| Minimum net capital required (6-2/3% of AI) | | $ 3,656 |
| Minimum dollar net capital requirement | | $ 50,000 |
| Minimum net capital required (greater of above): | | $ 50,000 |
| Excess net capital over minimum net capital required | | $ 18,007 |
| Excess net capital at 1,500 percent (net capital - 6.67% of AI) | | $ 64,351 |
| Excess net capital at 1,000 percent (net capital - 10% of AI) | | $ 62,523 |
| Ratio: Aggregate indebtedness to net capital | | 0.81 to 1 |

There are no material differences between the preceeding computation and the Company's
corresponding unaudited part II of Form X-17A-5 as of December 31, 2021

See Report of Independent Registered Public Accounting Firm

**Schedule II**

GOLD COAST SECURITIES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2021

**Gold Coast Securities, Inc. is exempt from the reserve requirement, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing securities transactions on a fully disclosed basis through its clearing firm.**

**With respect to securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Gold Coast Securities, Inc., the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014.**

**Gold Coast Securities, Inc. does not hold customer funds or safekeep customer securities.**

See Report of Independent Registered Public Accounting Firm

**Schedule III**

GOLD COAST SECURITIES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2021

**Gold Coast Securities, Inc. is exempt from the possession or control requirement, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing securities transactions on a fully disclosed basis through its clearing firm.**

**With respect to securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Gold Coast Securities, Inc., the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014.**

**Gold Coast Securities, Inc. does not hold customer funds or safekeep customer securities.**

See Report of Independent Registered Public Accounting Firm

**Schedule IV**

GOLD COAST SECURITIES, INC.
Schedule of Segregation Requirements and Funds
In Segregation for Customers' Regulated
Commodity Futures and Options Accounts
As of December 31, 2021


**Not applicable**


See Report of Independent Registered Public Accounting Firm



# GOLD COAST

◆

# SECURITIES

Member FINRA & SIPC

**Exemption Report**
**December 31, 2021**

Gold Coast Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii). The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

(2) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customer, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Tae P. Ho, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Tae P. Ho
Chief Executive Officer
Gold Coast Securities, Inc.

_01/14/2022_____
Date

# Farber Hass Hurley LLP

*Certified Public Accountants*　　　9301 Oakdale Avenue, Suite 230　　　Telephone: (818) 895-1943
Chatsworth, CA 91311　　　Facsimile: (818) 727-7700
www.fhhcpas.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Gold Coast Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Gold Coast Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which Gold Coast Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provision") and (2) Gold Coast Securities, Inc. stated that Gold Coast Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than funds received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; (3) and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Gold Coast Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gold Coast Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Farber Hass Hurley LLP

Chatsworth, California

March 31, 2022

# Farber Hass Hurley LLP

**Certified Public Accountants**

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
## APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholders of
Gold Coast Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Gold Coast Securities, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Farber Hass Hurley LLP

Chatsworth, California
March 31, 2022

**SECURITIES INVESTOR PROTECTION CORPORATION**
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
**General Assessment Reconciliation**

For the fiscal year ended __2021__
[Read carefully the instructions in your Working Copy before completing this Form]

## TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

53148   FINRA   DEC
GOLD COAST SECURITIES, INC.
275 E. HILLCREST DR., STE 225
THOUSAND OAKS, CA 91360-8241

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

TAE P. HO, (805) 496-3660

2. A. General Assessment (item 2e from page 2) — $770

B. Less payment made with SIPC-6 filed (exclude interest) — (385)
   07/29/2021
   Date Paid

C. Less prior overpayment applied — (       )

D. Assessment balance due or (overpayment) — 385

E. Interest computed on late payment (see instruction E) for ____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) — $385

G. PAYMENT:  √ the box
   Check mailed to P.O. Box [✓]  Funds Wired [ ]  ACH [ ]  $385
   Total (must be same as F above)

H. Overpayment carried forward — $(       )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GOLD COAST SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 25 day of February, 20 22.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

**SIPC REVIEWER**

Dates:
Postmarked _____ Received _____ Reviewed _____

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

# DETERMINATION OF "SIPC NET OPERATING REVENUES"
# AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/2021

Item No.

**Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)    $2,092,989

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.    1,463,862

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.    40,156

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

      ## FEES FROM REPRESENTATIVES    75,943

      (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.    $_____

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).    $_____

      Enter the greater of line (i) or (ii)

      Total deductions    1,579,961

2d. SIPC Net Operating Revenues    $513,028

2e. General Assessment @ .0015    $770

                    (to page 1, line 2.A.)